UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

66740

DIVISION OF
CORPORATION FINANCE

04025012

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/1/2004

Re: 3M Company
Incoming letter dated March 12, 2004

Dear Mr. Chevedden:

This is in response to your letter dated March 12, 2004 concerning the shareholder proposal submitted to 3M by Nick Rossi. On February 17, 2004, we issued our response expressing our informal view that 3M could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gregg M. Larson
Assistant General Counsel
and Secretary
3M Office of General Counsel
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

3M Company (MMM)
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden

cc: Nick Rossi
W. James McNerney, Jr.

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	58%
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.